EXHIBIT 99.1

Hydrogenics GmbH Awarded Contract for Fuel Cell Powered Aircraft

GLADBECK, NORTH RHINE-WESTPHALIA, Germany, Oct. 19, 2010 (GLOBE NEWSWIRE) -- Hydrogenics (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that its German operating unit, Hydrogenics GmbH, has been awarded a contract by Germany's national research center for aeronautics and space (DLR) to supply a series of next-generation fuel cell modules for aircraft power applications. The DLR is currently working on several projects such as the Multifunctional APU and the Antares H3, scheduled to take flight in 2011. Hydrogenics GmbH will supply several heavy-duty, high durability HyPM™ HD10 fuel cell power modules with delivery scheduled early next year. The design and final assembly of the fuel cell systems will be performed in Germany by Hydrogenics GmbH in strong cooperation with the DLR

"This order is a significant achievement for Hydrogenics as well as for air travel in general," said Daryl Wilson, Hydrogenics President and CEO. "The next generation of our HD Series will demonstrate much higher levels of power density and compactness enabling easier integration into aircraft applications. We are pleased to once again be contributing our services in Germany, a leader in hydrogen-based energy solutions, who has been working with DLR since 2007, successfully testing our fuel cells across a wide range of applications necessary for aircraft validation."

ABOUT DLR

DLR is Germany's national research center for aeronautics and space. Its extensive research and development work in aeronautics, space, transportation and energy is integrated into national and international cooperative ventures. As Germany's Space Agency, the German federal government has given DLR responsibility for the forward planning and implementation of the German space programme as well as international representation of Germany's interests. Additional information can be found at www.dlr.de/en/desktopdefault.aspx.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT:  Hydrogenics Corporation
          Lawrence Davis, Chief Financial Officer
          (905) 361-3633
          investors@hydrogenics.com

          Darrow Associates
          Investor Relations Contact:
          Chris Witty
          (646) 438-9385
          cwitty@darrowir.com